Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In millions)
(Unaudited

	Nine Months Ended September 30,
	2007	2006
Earnings:
Income from continuing operations before taxes	$105.3	$131.8
Add (deduct):
Equity in income of non-consolidated affiliates	(34.4)	(37.1)
Amortization of capitalized interest	—	—
Fixed charges as described below	22.4	21.5
Total	$93.3	$116.2
Fixed Charges:
Interest expensed	$15.9	$15.3
Estimated interest factor in rent expense(1)	6.5	6.2
Total	$22.4	$21.5
Ratio of earnings to fixed charges	4.2	5.4

(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.